

July 30, 2015

Adam DeWitt
Chief Financial Officer and Treasurer
GrubHub, Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

   Re: Grubhub, Inc.
     Form 10-K for the fiscal year ended December 31, 2014
     Filed March 5, 2015
     File No. 001-36389

Dear Mr. DeWitt:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Review, page 32

1. We note that you disclose that you offer delivery services to a small percentage of restaurants on your platform as well as generate a small amount of revenues directly from companies that participate in your corporate ordering program and by selling advertising on your allmenus.com and MenuPages websites to third parties. Please tell us the aggregate amount of these revenues and what consideration you gave to disclosing these amounts.

2. We note that for most orders, diners use a credit card to pay you for their meal when the order is placed and a portion of accounts receivable represents cash due from your payment processor for cleared transactions. With a view toward disclosure; (1) tell us

about your history of write-offs and the circumstances surrounding such write-offs, (2) explain if you can recover from the restaurants when write-offs occur, and (3) describe the payment terms with your payment processors, including fee percentages charged (sometimes referred to as the discount rate) and length of time before cash settlement with the processor occurs.

3. We note that you generally accumulate funds and remit the net proceeds to the restaurants on "at least a monthly basis". With a view toward disclosure, explain to us more precisely what is meant by "at least a monthly basis". Also, clarify for us what your contracts state in regards to when net proceeds are to be remitted to the restaurants, what the penalties are if you do not comply with the agreed upon holding period prior to remittance, and what your history is of such breaches.

4. With a view toward disclosure, tell us what you do with the accumulated funds prior to remittance to the restaurants and whether you are entitled to investment earnings on those funds.

Item 8: Financial Statements and Supplementary Data

Statements of Cash Flows, page 49

5. We note that you disclose the change in Restaurant Food Liability as net cash provided by operating activities on your Statements of Cash Flows. Please explain your rationale under GAAP for such classification within operating activities.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Marketable Securities, page 52

6. We note that you disclose that the amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity, which is recognized as interest income within general and administrative expense in the consolidated statements of operations. Please tell us the amount of interest earned from such investments and the basis under GAAP for netting these amounts in general and administrative expense.

Item 15. Exhibits, Financial Statement Schedules, page 75

7. We note that you have an effective registration statement on Form S-8 (no. 333-197510) that incorporates by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your annual report. Please file the written consent as an exhibit to an amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief